SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 4, 2016

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises the following press releases:

“Koninklijke Philips N.V. Announces Early Tender Results of Offer for Certain Outstanding Notes”, dated October 4, 2016; and

“Koninklijke Philips N.V. Announces Pricing Terms of Tender Offer for Certain Outstanding Notes”, dated October 4, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Amsterdam, on the 4th day of October, 2016.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

October 4, 2016

Koninklijke Philips N.V. Announces Early Tender Results of Offer for Certain Outstanding Notes

Amsterdam, The Netherlands – Koninklijke Philips N.V. (“Royal Philips” or the “Company”) today announces that, pursuant to its previously announced tender offer (the “Offer”) to purchase for cash up to $400,000,000 combined aggregate principal amount (the “Tender Cap”) of its outstanding 6.875% Notes due 2038 (the “2038 Notes”), 7.200% Notes due 2026 (the “2026 Notes”), 7 1/8% Series A Debentures due 2025 (the “2025 Series A Notes”) and 7 3/4% Series B Debentures due 2025 (the “2025 Series B Notes” and, together with the 2038 Notes, the 2026 Notes and the 2025 Series A Notes, the “Notes”), approximately $285 million in aggregate principal amount of Notes was validly tendered and not validly withdrawn at or before 5:00 p.m., New York City time, on October 3, 2016, the early tender deadline for the Offer (the “Early Tender Deadline”). The Offer is being made in accordance with the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal.

In accordance with the terms of the Offer, the deadline to withdraw tendered Notes was 5:00 p.m., New York City time, on October 3, 2016 and, as a result, tendered Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by the Company).

The table below sets forth the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline and the total principal amount of Notes of each series that the Company has accepted for purchase.

Title of Notes	Security Identifier(s)	Acceptance Priority Level	Principal Amount Outstanding	Principal Amount Tendered as of the Early Tender Deadline	Total Principal Amount Accepted
6.875% Notes due 2038	CUSIP: 500472AC9 ISIN: US500472AC95	1	$1,000,000,000	$201,540,000	$201,540,000
7.200% Notes due 2026	CUSIP: 718337AE8 ISIN: US718337AE88	2	$165,718,000	$29,193,000	$29,193,000
7 1/8% Series A Debentures due 2025	CUSIP: 718337AB4 ISIN: US718337AB40	3	$102,675,000	$18,506,000	$18,506,000
7 3/4% Series B Debentures due 2025	CUSIP: 718337AC2 ISIN: US718337AC23	4	$99,050,000	$35,765,000	$35,765,000

The combined aggregate principal amount of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline was approximately $285 million, which does not exceed the Tender Cap. As a result, the Company has accepted for purchase all Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline.

Because the combined aggregate principal amount of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline did not exceed the Tender Cap, the Company expects to accept for purchase, subject to the Tender Cap, additional Notes validly tendered after the Early Tender Deadline and at or before 11:59 p.m., New York City time, on October 18, 2016 (such date and time, as the same may be extended, the “Expiration Time”), in accordance with the Acceptance Priority Level listed in the table above, with 1 being the highest Acceptance Priority Level.

Holders of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline and accepted for purchase will receive the applicable Total Consideration for such Notes. The applicable “Total Consideration” for Notes accepted for purchase pursuant to the Offer will be determined as described in the Offer to Purchase in a manner intended to result in a yield to maturity, equal to the sum of the applicable Fixed Spread (as defined in the Offer to Purchase) for such Notes and the yield based on the bid-side price of the applicable Reference Treasury Security (as defined in the Offer to Purchase) for such Notes, as will be calculated today, October 4, 2016 at 10:00 a.m., New York City time (such time of calculation the “Price Determination Time”). In addition to the applicable

Total Consideration, holders of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline and accepted for purchase will also be paid accrued and unpaid interest from the last interest payment date for such Notes to, but not including, the settlement date for the Notes (the “Early Settlement Date”) which is expected to be tomorrow, October 5, 2016. The Company’s obligations to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to, and conditioned upon, the satisfaction of or, where available, the Company’s waiver of, the conditions set forth in the Offer to Purchase.

This release is qualified in its entirety by the Offer to Purchase and the related Letter of Transmittal.

The Company has retained Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. as Dealer Managers in connection with the Offer. Global Bondholder Services Corporation is the Depositary (the “Depositary”) and Information Agent (the “Information Agent”). For additional information regarding the terms of the Offer, please contact: Deutsche Bank Securities Inc. at +1 (212) 250-2955 (collect) or +1 (866) 627-0391 (toll free); Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (980) 387-3907 (collect), +1 (888) 292-0070 (toll free) or +44-20-7996-5420 (London); or Mizuho Securities USA Inc. at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (toll free).

Any questions or requests for assistance or for additional copies of the Offer to Purchase or the related Letter of Transmittal and any amendments or supplements to the foregoing may be directed to the Information Agent by telephone at +1 (212) 430-3774 (for banks and brokers only), +1 (866) 794-2200 (for all others toll-free) or +1 (212) 430-3774 (international), or to the Dealer Managers at their respective telephone numbers above. These documents regarding the Offer are also available at http://www.gbsc-usa.com/Philips.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers

Philips Investor Relations

Phone: +31 20 5977447

E-mail: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. The Company leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. The Company, headquartered in the Netherlands, is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. The Company’s health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 69,000 employees with sales and services in more than 100 countries. News about the Company can be found at www.philips.com/newscenter.

Forward-Looking Statements

This release contains certain “forward-looking statements” with respect to the Company. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events that depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: domestic and global economic and business conditions, developments within the euro zone; the successful implementation of the Company’s strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation and legal claims; changes in exchange and interest rates; changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes, political, economic and other developments in countries where the Company operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the current dispositions by the Company of its interests in certain businesses. As a result, the Company’s actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. In view of such uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. See “7.2 Risk categories and factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 for a discussion of certain risks relating to the business of the Company.

Important Information

This release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons who come into possession of the Offer to Purchase or any related documents are required by each of the Company, the Dealer Managers and the Information Agent to inform themselves about and to observe any such restrictions.

The Offer to Purchase and the related Letter of Transmittal contain important information that holders are urged to read carefully before making any decision with respect to the Offer. None of the Company, its statutory board, executive committee or supervisory board, the Depositary, the Information Agent, any of the Dealer Managers or any trustee for the Notes is making any recommendation as to whether holders should tender all or any portion of their Notes in response to the Offer. Holders must make their own decisions as to whether to tender, or refrain from tendering, their Notes, and the principal amount of Notes to tender, if any. Holders should consult their tax, accounting, financial and legal advisers regarding the tax, accounting, financial and legal consequences of participating or refraining from participating in the Offer.

***

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) those persons in the United Kingdom falling within the definition of “investment professionals” (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) those persons who are existing members or creditors of the Company and other persons falling within Article 43(2) of the Financial Promotion Order, (iii) persons who are outside the United Kingdom and (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom who is not a relevant person should not act or rely on the Offer to Purchase or such documents and/or materials or any of their content. Any investment or investment activity to which the Offer to Purchase or such other documents or materials relate is available only to and will be engaged in only with relevant persons.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than a “qualified investor” (investisseur qualifié/gekwalificeerde belegger) as defined in Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting for its own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

October 4, 2016

Koninklijke Philips N.V. Announces Pricing Terms of Tender Offer for Certain Outstanding Notes

Amsterdam, The Netherlands – Koninklijke Philips N.V. (“Royal Philips” or the “Company”) today announces the pricing terms of its previously announced tender offer (the “Offer”) to purchase for cash up to $400,000,000 combined aggregate principal amount (the “Tender Cap”) of its outstanding 6.875% Notes due 2038 (the “2038 Notes”), 7.200% Notes due 2026 (the “2026 Notes”), 7 1/8% Series A Debentures due 2025 (the “2025 Series A Notes”) and 7 3/4% Series B Debentures due 2025 (the “2025 Series B Notes” and, together with the 2038 Notes, the 2026 Notes and the 2025 Series A Notes, the “Notes”). The Offer is being made in accordance with the terms and subject to the conditions set forth in the Offer to Purchase, dated September 20, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal.

Pursuant to the Company’s announcement earlier today, the Company has accepted for purchase the total principal amount of Notes of each series set forth in the table below. Holders of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline and accepted for purchase will receive the applicable Total Consideration for such Notes. The applicable “Total Consideration” for Notes accepted for purchase pursuant to the Offer has been determined as described in the Offer to Purchase in a manner intended to result in a yield to maturity, equal to the sum of the applicable fixed spread specified in the table below (the “Fixed Spread”) for such Notes and the yield based on the bid-side price of the applicable U.S. Treasury Security specified in the table below (the “Reference Yield”) for such Notes. The applicable Total Consideration includes an early tender premium per $1,000 principal amount of Notes as set forth in the table below (the “Early Tender Premium).

The Reference Yield for each series of Notes was determined at 10:00 a.m., New York City time, today, October 4, 2016 (the “Price Determination Time”).

In addition to the applicable Total Consideration, holders of Notes accepted for purchase will also be paid accrued and unpaid interest from the last interest payment date for such Notes to, but not including, the Early Settlement Date (as defined below) (“Accrued Interest”). The applicable Total Consideration and Accrued Interest will be paid on the “Early Settlement Date”, which is expected to be tomorrow, October 5, 2016.

The table below sets forth the Reference Yield, the Total Consideration and the total principal amount for each series of Notes accepted for purchase by the Company.

Title of Notes	Security Identifier(s)	Acceptance Priority Level	Early Tender Premium(1)	Reference U.S. Treasury Security	Reference Yield	Fixed Spread	Total Principal Amount Accepted	Total Consideration(2)
6.875% Notes due 2038	CUSIP: 500472AC9 ISIN: US500472AC95	1	$50	2.50% U.S. Treasury due May 15, 2046	2.361%	196 bps	$201,540,000	$1,354.59
7.200% Notes due 2026	CUSIP: 718337AE8 ISIN: US718337AE88	2	$50	1.50% U.S. Treasury due August 15, 2026	1.646%	140 bps	$29,193,000	$1,345.18
7 1/8% Series A Debentures due 2025	CUSIP: 718337AB4 ISIN: US718337AB40	3	$50	1.50% U.S. Treasury due August 15, 2026	1.646%	130 bps	$18,506,000	$1,315.76
7 3/4% Series B Debentures due 2025	CUSIP: 718337AC2 ISIN: US718337AC23	4	$50	1.50% U.S. Treasury due August 15, 2026	1.646%	130 bps	$35,765,000	$1,362.98

(1)	Per $1,000 principal amount of Notes accepted for purchase by the Company.
(2)	Per $1,000 principal amount of Notes accepted for purchase by the Company. The Total Consideration includes the Early Tender Premium.

Because the combined aggregate principal amount of Notes validly tendered and not validly withdrawn at or before the Early Tender Deadline did not exceed the Tender Cap, the Company expects to accept for purchase, subject to the Tender Cap, additional Notes validly tendered after the Early Tender Deadline and at or before 11:59 p.m., New York City time, on October 18, 2016 (such date and time, as the same may be extended, the “Expiration Time”), in accordance with the Acceptance Priority Level listed in the table above, with 1 being the highest Acceptance Priority Level.

This release is qualified in its entirety by the Offer to Purchase and the related Letter of Transmittal.

The Company has retained Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Mizuho Securities USA Inc. as Dealer Managers in connection with the Offer. Global Bondholder Services Corporation is the Depositary (the “Depositary”) and Information Agent (the “Information Agent”). For additional information regarding the terms of the Offer, please contact: Deutsche Bank Securities Inc. at +1 (212) 250-2955 (collect) or +1 (866) 627-0391 (toll free); Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1 (980) 387-3907 (collect), +1 (888) 292-0070 (toll free) or +44-20-7996-5420 (London); or Mizuho Securities USA Inc. at +1 (212) 205-7736 (collect) or +1 (866) 271-7403 (toll free).

Any questions or requests for assistance or for additional copies of the Offer to Purchase or the related Letter of Transmittal and any amendments or supplements to the foregoing may be directed to the Information Agent by telephone at +1 (212) 430-3774 (for banks and brokers only), +1 (866) 794-2200 (for all others toll-free) or +1 (212) 430-3774 (international), or to the Dealer Managers at their respective telephone numbers above. These documents regarding the Offer are also available at http://www.gbsc-usa.com/Philips.

Anticipated Cash Flow and Income Consequences

Based on the results as of the Early Tender Deadline, and assuming that no additional Notes are validly tendered and accepted for purchase after the Early Tender Deadline, the transaction will result in cash outflow in the fourth quarter of 2016 of approximately $385 million (approximately EUR 345 million), calculated based on the purchase of $201,540,000 aggregate principal amount of 2038 Notes, $29,193,000 aggregate principal amount of 2026 Notes, $18,506,000 aggregate principal amount of 2025 Series A Notes and $35,765,000 aggregate principal amount of 2025 Series B Notes for the Total Consideration set forth in the table above. The transaction will also be reflected in the profit and loss account on the financial income and expenses line in the third quarter, resulting in a reduction of income before taxes by approximately $109 million (approximately EUR 98 million). The final consequences for cash outflow and for income before taxes will be recognized in the fourth quarter after the Expiration Time. In each case, these amounts do not include accrued interest or fees and expenses related to the transaction. Going forward, the transaction is expected to result in recurring interest expense savings through to March 2038.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Vanessa Bruinsma-Kleijkers

Philips Investor Relations

Phone: +31 20 5977447

E-mail: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. The Company leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. The Company, headquartered in the Netherlands, is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. The Company’s health technology portfolio generated 2015 sales of EUR 16.8 billion and employs approximately 69,000 employees with sales and services in more than 100 countries. News about the Company can be found at www.philips.com/newscenter.

Forward-Looking Statements

This release contains certain “forward-looking statements” with respect to the Company. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events that depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: domestic and global economic and business conditions, developments within the euro zone; the successful implementation of the Company’s strategy and the ability to realize the benefits of this strategy; the ability to develop and market new products; changes in legislation and legal claims; changes in exchange and interest rates; changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs; the ability to identify and complete successful acquisitions, and to integrate those acquisitions into the business; the ability to successfully exit certain businesses or restructure the operations; the rate of technological changes, political, economic and other developments in countries where the Company operates; industry consolidation and competition; and the state of international capital markets as they may affect the timing and nature of the current dispositions by the Company of its interests in certain businesses. As a result, the Company’s actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. In view of such uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. See “7.2 Risk categories and factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 for a discussion of certain risks relating to the business of the Company.

Important Information

This release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law. The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons who come into possession of the Offer to Purchase or any related documents are required by each of the Company, the Dealer Managers and the Information Agent to inform themselves about and to observe any such restrictions.

The Offer to Purchase and the related Letter of Transmittal contain important information that holders are urged to read carefully before making any decision with respect to the Offer. None of the Company, its statutory board, executive committee or supervisory board, the Depositary, the Information Agent, any of the Dealer Managers or any trustee for the Notes is making any recommendation as to whether holders should tender all or any portion of their Notes in response to the Offer. Holders must make their own decisions as to whether to tender, or refrain from tendering, their Notes, and the principal amount of Notes to tender, if any. Holders should consult their tax, accounting, financial and legal advisers regarding the tax, accounting, financial and legal consequences of participating or refraining from participating in the Offer.

***

United Kingdom

The communication of the Offer to Purchase and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, the Offer to Purchase and such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such documents and/or materials as a financial promotion is only being directed at and made to (i) those persons in the United Kingdom falling within the definition of “investment professionals” (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) those persons who are existing members or creditors of the Company and other persons falling within Article 43(2) of the Financial Promotion Order, (iii) persons who are outside the United Kingdom and (iv) any other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Any person in the United Kingdom who is not a relevant person should not act or rely on the Offer to Purchase or such documents and/or materials or any of their content. Any investment or investment activity to which the Offer to Purchase or such other documents or materials relate is available only to and will be engaged in only with relevant persons.

Belgium

Neither the Offer to Purchase nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor financiële diensten en markten) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither the Offer to Purchase nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than a “qualified investor” (investisseur qualifié/gekwalificeerde belegger) as defined in Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting for its own account. The Offer to Purchase has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in France. Neither the Offer to Purchase nor any other documents or offering materials relating to the Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier, are eligible to participate in the Offer. The Offer to Purchase has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “CONSOB Regulation”). The Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.